EXHIBIT 99.1

Loncor Resources Reports Further High Grade Intersections at
its Makapela Prospect in DRC, Including 4.28 Metres Grading
32.64 g/t Au

●	In addition to the 4.28 metres grading 32.64 g/t Au, results also include 4.09 metres grading 21.72 g/t Au, 4.38 metres grading 17.54 g/t Au and 2.57 metres grading 15.57 g/t Au

●	Maiden mineral resource estimate for Makapela expected in May 2012

Toronto, Canada – April 11, 2012 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN", NYSE-AMEX: "LON") is pleased to announce further encouraging drilling results at the Company's Makapela prospect, Ngayu Gold Project, northeastern Democratic Republic of the Congo (the "DRC").

“We continue to be encouraged by the drilling results at Makapela with a number of high grade gold intercepts, commented President & CEO Peter Cowley. “The current predominantly resource drilling program is nearing completion and we expect to outline the maiden mineral resource estimate for Makapela next month. Drilling with four rigs continues at Makapela to determine the depth extent of the mineralization where it remains open.”

Exploration at Makapela is focusing on a quartz vein system within a sequence of basalts, thin units of banded iron formation, and dolerite sills.  The veins are being exploited by artisanal miners in three large pits (Main, North and Sele Sele) which are each between 170 metres and 290 metres in length, located along a strike of 2.2 kilometres. Soil geochemical results indicate that the mineralization continues between these three artisanal workings under a thick soil cover.

Results have been received for an additional nine drill holes which intersected Veins 1 and 2 in the area of the Main and North pits (Table 1 and Figure 1).  These drill holes are in addition to the 51 previously announced drill hole results for the Makapela prospect.  The current drill holes intersected mineralization at vertical depths of between 80 metres and 420 metres below surface.  The holes were inclined at between minus 50 degrees and minus 68 degrees, and averaged 388 metres in depth with a maximum downhole depth of 570 metres.  Core recovery averaged 96% within the mineralized sections.

Table 1 – Latest Drill Hole Results for Veins 1 and 2, Makapela
Hole	Easting UTM	Northing UTM	Azimuth	Inclination	Mineralization
					Vein	From (m)	To (m)	Width (m)	True Width (m)	(g/t) Au*
NMDD039	551679	217801	110	-50	1	426.14	431.23	5.09	3.63	0.73
NMDD054	551716	217633	110	-60	2 (upper splay)	120.58	122.71	2.13	1.17	2.37
					2 (lower splay)	129.32	131.18	1.86	1.02	2.98
					1	467.75	472.97	5.22	3.22	1.72
NMDD058	551924	218012	132	-50	2	111.90	113.80	1.90	1.38	7.11
					1	161.75	166.20	4.45	3.24	6.97
NMDD059	551834	217846	110	-52	1 (upper splay)	250.21	245.49	4.28	2.53	32.64
					1 (lower splay)	266.15	268.55	2.40	1.42	13.19
NMDD060	551753	218304	110	-50	2	480.38	487.66	7.28	5.73	2.32
NMDD062	551854	218181	110	-50	2	291.97	304.82	12.85	11.12	6.81
					Includes:	291.97	296.35	4.38	3.79	17.54
NMDD063	551687	218153	110	-55	2	484.25	485.28	1.03	0.98	0.66
NMDD064 – 1D	551924	218012	132	-68	2	168.70	173.51	4.81	2.53	8.03
					1	235.36	237.93	2.57	1.50	15.57
NMDD066	551752	217706	110	-50	1	309.50	313.59	4.09	2.91	21.72
*Assay results reported are uncut.

Vein 1 has been intersected on the Main pit trend over a potential strike length of 480 metres down to a maximum vertical depth of 435 metres (open at depth and along strike). In the 22 holes drilled to date, the true width of the mineralization averages 2.18 metres with an average grade of 11.87 g/t Au.  Vein 1 tends to have a glassy, white massive texture and pyrite is much less common than in Vein 2.  The vein is hosted by basalt and dolerite, crosscuts the lithologic strike and merges with Vein 2.

Vein 2 has been intersected on the North pit trend over a strike length of 800 metres, the most significant grades occurring in the central section over a potential strike length of 480 metres.  In this central area, which has so far been drilled by 23 holes to a maximum vertical depth of 364 metres, the mineralization has an average true width of 3.69 metres with an average grade of 9.72 g/t Au. Vein 2 has a smoky grey, brecciated texture with common disseminations and stringers of pyrite and local pyrrhotite.  The vein appears to have followed a shear zone within and on the margins of a 1 – 6 metre thick unit of banded iron formation, and is parallel to the lithological strike.

Approximately 2,000 metres to the north of the North pit, the probable continuation of Vein 2 at the Sele Sele pit has been intersected over a potential strike length of 480 metres.  The mineralization is generally wider, but lower grade than on the North pit trend.  The best intersection drilled is 15.68 true thickness metres grading 5.35 g/t Au.

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags by Company geologists and sent to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania. The core samples were then crushed down to minus 2 mm, and split with one half of the sample pulverized down to 90% passing 75 microns. Gold analyses were carried out on 50g aliquots by fire assay. Internationally recognized standards and blanks were inserted as part of the Company's internal QA/QC analytical procedures.

Qualified Person
The exploration results disclosed in this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff based in Beni, DRC, under the supervision of Dr. Howard Fall (Aus.I.M.M), the Company's Exploration Manager and a "qualified person" (as such term is defined in National Instrument 43-101).

Technical Report
Additional information with respect to the Company's Ngayu Project is contained in the technical report prepared by Venmyn Rand (Pty) Ltd, dated February 29, 2012 and entitled "National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo".  A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Loncor Resources Inc. is a Canadian gold exploration company focused on two key projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects. The Company has exclusive gold rights to an area covering 2,087 km2 of the Ngayu Archaean greenstone belt in Orientale province in the northeast portion of the DRC. Loncor also owns or controls 55 exploration permits in North Kivu province, covering 17,760 square kilometres, located west of the city of Butembo. Both areas have historic gold production. Led by a team of senior exploration professionals with extensive African experience, Loncor’s strategy includes an aggressive drilling program to follow up on initial known targets as well as covering the entire greenstone belt with regional geochemical and geophysical surveys.  Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Forward-Looking Information: This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drilling and other exploration results, potential mineral resources, potential mineralization and the Company's exploration plans) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting exploration results and other geological data and the other risks involved in the mineral exploration business. Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Naomi Nemeth, Investor Relations, Telephone: (416) 366-2221 or 1 (800) 714-7938, info@loncor.com.

Figure 1 – Makapela: Geology of Main and North Pits illustrating new mineralized zone to the west of current pits.

551600
551800
552000
552200
552400
218400
218200
218000
217800
217600
217400
NMDD017
NMDD035
NMDD013
NMDD015
NMDD060
NMDD052
NMDD055
NMDD019
NMDD031
NMDD012
NMDD002
NMDD005
NMDD062
NMDD063
NMDD040
NMDD046
NMDD050
NMDD020
NMDD032
North Pit
NMDD010
NMDD011
NMDD069
NMDD068
NMDD058
NMDD064
NMDD037
NMDD033
Reef 2
NMDD034
NMDD008
NMDD009
NMDD070
NMDD053
NMDD059
NMDD056
NMDD039
NMDD045
NMDD021A
Main Pit
NMDD001
NMDD007
NMDD066
NMDD021
NMDD024
NMDD027
NMDD054
NMDD049
NMDD051
NMDD014
NMDD016
Reef 1
NMDD018
Legend
DrillHole Collars
Pit Outline
Feldspar Porphyry
Quartz Vein (QV)
Dolerite
Banded Iron Formation
Basalt
0 50 100 200 300 400
Meters
WGS_1984_UTM_Zone_35N

Geology of the Makapela Main and North Pits, Ngayu

Loncor RESOURCES INC.

Project:	NGAYU		
Originator: H.F Drawn By: A.K	Date Drawn: May 2011 Revised: March 2012	Scale 1:5,399	Technical Report No.
Plan Ref No.: X:\GIS			Figure No.: 1